

December 27, 2022

Ben Coates
Interim Chief Executive Officer
F45 Training Holdings Inc.
3601 South Congress Avenue, Building E
Austin, Texas 78704

> **Re: F45 Training Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 23, 2022**
> **File No. 1-40590**

Dear Ben Coates:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business
Our Competitive Strength
Predictable, Asset-Light Model Driving Rapid Growth, page 6

1. We note you disclose the margin for Adjusted EBITDA. Please present with greater or equal prominence the comparable margin, net income/ (loss) margin, computed on a GAAP basis wherever this non-GAAP margin is presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures."

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services